March 26, 2025

VIA EDGAR

Division of Corporate Finance
Office of Manufacturing
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jennifer Thompson and Hugh West

Re: Comtech Telecommunications Corp.
Form 10-K for the Fiscal Year Ended July 31, 2024
Form 10-Q for the Fiscal Quarter Ended October 31, 2024
File No. 000-07928

Dear Jennifer Thompson and Hugh West:

This letter is submitted on behalf of Comtech Telecommunications Corp. (the “Company”) in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in its letter dated February 26, 2025 in connection with the above-referenced filings.

The heading and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter. To facilitate your review, we have reproduced the text of the Staff’s comments in boldfaced print below, followed by the Company’s response to each comment.

Form 10-K for the Fiscal Year Ended July 31, 2024
Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Revenue Recognition, page 60
1.We note from disclosures elsewhere in your filing that for certain contracts you recognize revenue over time under the cost-to-cost method which requires subjective judgment and estimation to determine total costs expected to be incurred at contract completion. You indicate such estimates for significant contracts are reviewed and reassessed at least quarterly and any changes in estimates may impact current period earnings through a cumulative adjustment. You also indicate provisions for estimated losses on uncompleted contracts are made in the period such losses are determined, and on page 67 you indicate that higher expected costs at completion contributed to the decline in gross profit margin in fiscal 2024 for your Satellite and Space Communications segment. Please address the following items.
•Tell us whether you have recognized material favorable or unfavorable changes in estimates with respect to these contracts and provide us the gross amounts of favorable and unfavorable changes recognized during each period presented as part of your response.

Response:
With respect to the gross amount of favorable and unfavorable changes in estimates recognized during each period presented in Management's Discussion and Analysis ("MD&A"), we note the following. During fiscal 2024, we recognized $11.7 million and $21.6 million of gross material favorable and unfavorable changes in estimates, respectively. During fiscal 2023, we recognized $7.4 million and $11.5 million of gross material favorable and unfavorable changes in estimates, respectively.
•Tell us the amount of contract losses recognized during each period presented and the status of material loss contracts.

Response:
With respect to the amount of contract losses recognized during each period presented in MD&A and the status of material loss contracts, we note the following. During fiscal 2024 and 2023, we recognized $6.1 million and $2.6 million, respectively, of total contract losses. Such amounts represented 1.1% and 0.5%, respectively, of consolidated Net Sales reported in each period. For example, as of July 31, 2024, the largest loss contract, with a total contract value of $13.1 million and which accounted for $3.6 million and $0.3 million of the total contract losses recognized in fiscal 2024 and 2023, respectively, was approximately 65% complete. The remainder of fiscal 2024 and 2023 contract losses related to contracts with aggregate contract values of $27.3 million, and which ranged from approximately 60% to 100% complete.
•Revise your disclosures in future filings to quantify and discuss the gross impacts of changes in contract estimates, including contract losses, during each period presented pursuant to Item 303(b)(3) of Regulation S-K.

Response:
With respect to revising our disclosures in future filings to quantify and discuss the gross impacts of changes in contract estimates, including contract losses, during each period presented pursuant to Item 303(b)(3) of Regulation S-K, we respectfully acknowledge the Staff's comment and confirm that, beginning with our upcoming Form 10-Q for the three and nine month period ending April 30, 2025, we will revise our future disclosures (pertaining to over time revenue recognition) within the Critical Accounting Policies section of MD&A using the following revised format (to facilitate the Staff's review, all revisions compared to our prior disclosures are bolded, italicized and underlined below):

Critical Accounting Policies

We consider certain accounting policies to be critical due to the estimation process involved in each.

Revenue Recognition. In accordance with FASB ASC 606 - Revenue from Contracts with Customers ("ASC 606"), we record revenue in an amount that reflects the consideration to which we expect to be entitled in exchange for goods or services promised to customers. See "Notes to Consolidated Financial Statements - Note (1)(d) - Revenue Recognition" included in "Part II - Item 8. Financial Statements and Supplementary Data," (which discussion is incorporated by reference), and "Part II - Item 9A. Controls and Procedures," included in this Form 10-K, for further information.

A cost-to-cost measure of progress is principally used to account for contracts in our Satellite and Space Communications segment and, to a lesser extent, certain location-based and messaging infrastructure contracts in our public safety and location technologies product line within our Terrestrial and Wireless Networks segment.

For over time contracts using a cost-to-cost measure of progress, we have an estimate at completion ("EAC") process in which management reviews the progress and execution of our performance obligations and calculates an estimated contract profit based on total estimated contract revenue and cost. Since certain contracts extend over a long period of time, the impact of revisions in revenue and/or cost estimates during the progress of work may impact current period earnings through a cumulative adjustment. Additionally, if the EAC process indicates a loss, a provision is made for the total anticipated loss in the period that it becomes evident. Contract revenue and cost estimates for significant contracts are generally reviewed and reassessed at least quarterly.

We perform on a broad range of contracts whose revenue is recognized over time, including the development of complex and advanced customized solutions which often require the application of new technologies. Cost estimates on fixed-price development contracts and early stage/low-rate production contracts are inherently more uncertain as to future events than on mature, full-rate production contracts. As a result, for fixed-price development contracts and early stage/low-rate production contracts, there is typically more variability in those estimates and greater financial risk associated with unanticipated cost growth. Risks include, but are not limited to: technical engineering risks related to the underlying technologies being developed; schedule risks related to completing performance obligations timely; and customer risks related to changing specifications.

The estimation of contract revenue, cost and progress toward completion requires the use of judgment, which can be affected by any number of factors over time and which may cause our actual results to differ materially from those estimates, as facts and circumstances change or become known to us. Changes in estimates can occur for a variety of reasons including, but not limited to: changes in the availability, productivity and cost of labor; the effect of change orders on contract scope; the resolution of engineering risks at lower or higher costs than anticipated; the availability and cost of material components and subcontracts, as well as the performance of our subcontractors or suppliers; the impact of unanticipated changes in our customers' schedules; and changes in indirect cost allocations, such as overhead.

The impact of gross favorable and unfavorable changes in contract estimates on reported gross margin is presented in the table below:

	Three months ended April 30,		Nine months ended April 30,
	2025	2024	2025	2024
Gross favorable changes	$—	—	$—	—
Gross unfavorable changes	—	—	—	—
Net changes	$—	—	$—	—

Financial Statements for the Fiscal Year Ended July 31, 2024
Note 12. Segment Information, page F-40
2.You appear to identify Adjusted EBITDA as your segmental measure of profit or loss. In addition to providing this segment measure of profitability for each of your reportable segments in accordance with ASC 280-10-50-22, you present an Adjusted EBITDA amount for each of your "Unallocated" column and "Total" column. Please note that ASC 280 requires disclosure of the profitability measure for each segment only, and disclosure of a consolidated Adjusted EBITDA amount is therefore considered a Non-GAAP financial measure and as such should not be disclosed in the notes to the financial statements under the guidance in Item 10(e)(1)(ii)(C) of Regulation S-K. Please revise future filings to remove the unallocated and consolidated Adjusted EBITDA amounts.

Response:
We respectfully acknowledge the Staff’s comment to revise our future filings to remove the unallocated and consolidated Adjusted EBITDA amounts from our ASC 280 segment footnote and confirm to the Staff that we have already implemented such revision in our Form 10-Q for the three and six month period ended January 31, 2025, as filed with the SEC on March 12, 2025.

Form 10-Q for the Fiscal Quarter Ended October 31, 2024
Management's Discussion and Analysis of Financial Condition and Results of Operations,

3.We note from the reconciliation of your non-GAAP measures beginning on page 55 that each of your non-GAAP measures includes an adjustment for an item titled "restructuring costs." It appears from your disclosures that your fiscal 2025 restructuring costs include a non-cash inventory write-down of $11.4 million related to certain products that were either discontinued or are being de-emphasized going forward as a result of review of your product portfolio. Please explain to us why you believe that this inventory write-down adjustment does not represent costs that are normal operating costs of the business, or alternatively please revise future filings to remove inventory write-down adjustments from your non-GAAP measures. See guidance in Question 100.01 of the SEC Staff’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures. Your disclosures in your earnings release furnished on Form 8-K should be similarly revised.

Response:
We respectfully acknowledge the Staff’s comment and advise that we considered the guidance set forth in Question 100.01 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures (“C&DI”). As summarized below, we evaluated such guidance in the context of our individual facts and circumstances.

Non-Cash Inventory Loss Related to Products Not Part of Ongoing Revenue / Cash Generating Activities

The determination to include the non-cash inventory loss of $11.4 million (which was included in our Condensed Consolidated Statement of Operations as a component of Cost of Sales) within “restructuring costs” for the three months ended October 31, 2024 was the direct result of the execution of our strategic transformation plan, announced on October 17, 2024. Actions supporting our transformation strategy included the pursuit of portfolio-shaping opportunities to enhance profitability, efficiency and focus. In connection with this transformation strategy, we performed a detailed evaluation of our Satellite and Space Communications segment's product portfolio to identify opportunities to divest, separate and/or rationalize businesses or facilities that are not core to our go-forward strategy.

Consistent with this effort, we made the decision to exit our operations in Basingstoke, United Kingdom (the "CGC Divestiture"). As disclosed in our Condensed Consolidated Financial Statements - Note (2) - Business Divestitures for the three months ended October 31, 2024, $2.9 million of the $11.4 million non-cash inventory loss related to inventory associated with the CGC Divestiture, which was determined during that period to no longer be salable due to our decision to wind-down such business.

Furthermore, we conducted an intensive review of our product portfolio to focus future investment on our most strategic, high-margin revenue opportunities within the Satellite and Space Communications segment. We disclosed that while anticipated to improve our profitability in future periods, such actions may result in near-term restructuring charges. As disclosed in our Condensed Consolidated Financial Statements - Note (1) - General - Liquidity and Going Concern and Note (8) - Inventories for the three months ended October 31, 2024, the remaining $8.4 million of the $11.4 million non-cash inventory loss related to discontinuing approximately 70 products within our satellite ground infrastructure product line.

We believed the $11.4 million non-cash inventory loss: (i) would not be expected to occur, or would be very infrequent, if at all, and (ii) was unusual for our Company. Historically, we have not recorded a non-cash inventory loss similar to the one reported in the three months ended October 31, 2024. The non-cash inventory loss was not believed to be due to normal, recurring short-term declines in demand; rather, due to a material shift in our business strategy.

For context, in addition to the $11.4 million non-cash inventory loss recorded in the three months ended October 31, 2024, we also recorded a $1.1 million non-cash inventory loss related to our normal, recurring provision for excess and obsolete inventory. Given the routine ongoing nature of this $1.1 million non-cash inventory loss, we did not add such amount back to our non-GAAP measure, as we believed such add back would not be consistent with the referenced guidance related to non-GAAP measures.

Ultimately, after careful consideration of our specific facts and circumstances and which costs were or were not attributed to our transformational restructuring plan, we believed that our add back of the $11.4 million was appropriate, as we were not removing an ongoing cash cost necessary to generate future revenue and cash flows.

While Believed Appropriate, We Will Remove Non-Cash Inventory Losses From Our Non-GAAP Measure

We respectfully acknowledge the Staff’s comment, and while we believed that the non-GAAP adjustment was appropriate (e.g., for the reasons discussed above), we confirm that we will not present the $11.4 million non-cash inventory loss as an add back to our non-GAAP measure included in future SEC filings.

***

If you have any questions or require further information, please do not hesitate to contact me, Michael A. Bondi, the Company's Chief Financial Officer, at (631) 962-7106 or michael.bondi@comtech.com.

Sincerely,

By: /s/ Michael A. Bondi
Name: Michael A. Bondi
Title: Chief Financial Officer
Comtech Telecommunications Corp.

cc:
Mr. Ken Traub, Executive Chairman, President and CEO
Mr. Lawrence J. Waldman, Audit Committee Chairman
Mr. Adrian Schwartz, Audit Partner, Deloitte and Touche LLP
Mr. Raphael Russo, Partner, Paul Weiss Rifkind Wharton & Garrison LLP